EXHIBIT 2

AGREEMENT

THIS AGREEMENT is made the 25th day of April, 2017 (the Agreement),

BETWEEN:

FRONTFOUR capital group llc,

a limited liability corporation formed under the laws of Delaware,

(hereinafter called FrontFour),

– and –

SANDPIPER GP INC.,

a corporation existing under the federal laws of Canada,

(hereinafter called Sandpiper),

WHEREAS FrontFour and Sandpiper (together, the Parties, and each, a Party) and their related and affiliated entities, beneficially own or control, directly or indirectly, stapled units (the Stapled Units) of Granite Real Estate Investment Trust (the REIT) and Granite REIT Inc. (the GP, and together with the REIT, Granite);

AND WHEREAS the REIT and the GP will hold their annual general meetings of unitholders and shareholders, respectively, concurrently on June 15, 2017 as such meeting may be postponed or adjourned (the Meeting), or such other date as may be permitted by law;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement between FrontFour and Sandpiper in respect of certain matters in connection with the Meeting;

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Article 1 – Director and Trustee Nominees

1.1	The Parties agree to nominate such individuals as are mutually acceptable to the Parties (the Nominees), for election to the Board of Trustees of the REIT and the Board of Directors of the GP at the Meeting.
1.2	Each of FrontFour and Sandpiper agree to vote or caused to be voted all Stapled Units beneficially owned or controlled by it or its related or affiliated entities, or over which it, or its related or affiliate entities, has voting power and which are entitled to be voted, in favour of the Nominees, and to withhold from voting for such director and trustee nominees as are mutually acceptable to the Parties, at the Meeting.

Article 2 – Costs and Advisory Services

2.1	Each of FrontFour and Sandpiper acknowledge and agree that (i) it shall be responsible for its pro rata share of all costs and expenses, including without limitation, legal counsel, proxy solicitation services and financial advisory services, incurred in connection with this Agreement and the actions contemplated hereby based on each Party’s Stapled Unit holdings in Granite; and (ii) such costs and expenses shall be set out in a budget to be agreed upon by the Parties.

Article 3 – Right of First Refusal

3.1	Each of FrontFour and Sandpiper agree to notify the other Party within twenty four hours of any change in their respective Stapled Unit holdings of Granite.
3.2	If at any time prior to the Meeting, either FrontFour or Sandpiper wish to sell any or all of the Stapled Units owned by it (the Subject Units), the selling Party (the Selling Party) shall provide the other Party (the Purchasing Party) with a right to purchase (the Right) the Subject Units on such terms and conditions to be set out in writing.
3.3	If the Purchasing Party wishes to purchase the Subject Units, it has a period of three days from the date the Right was provided (the Exercise Period) to exercise the Right. Such exercise shall be evidenced by a notice in writing given by the Purchasing Party to the Selling Party within the Exercise Period.
3.4	If the Purchasing Party has not exercised the Right to acquire all of the Subject Units by the end of the Exercise Period, the Selling Party may sell the Subject Units to a third party.

Article 4 – Disclosure

4.1	Each Party acknowledges and agrees that it will not issue any press release or make any filings pursuant to securities laws or otherwise in connection with the Meeting without the prior consent of the other Party, acting reasonably.

Article 5 – Termination

5.1	This Agreement shall terminate on the earlier of: (i) the date upon which the Parties mutually agree to terminate this Agreement; or (ii) the date following the date of the Meeting.
5.2	If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no Party shall have liability to any other Party, except in respect of this Section 5.2, Section 2.1 and Article 6 or a breach of this Agreement which occurred prior to such termination.

Article 6 – General

6.1	The Parties shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement. Time shall be of the essence of this Agreement. This Agreement is not assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the Parties hereto and their respective successors and permitted assigns.
6.2	Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:
(a)	in the case of FrontFour:

35 Mason Street

Greenwich, CT 06830

P: 203 274 9053 F: 203 274 9045

C: 203 554 0816

zgeorge@frontfourcapital.com

(b)	in the case of Sandpiper:

200 Burrard Street, Suite 1670

Vancouver, BC

V6C 3L6

Attention: Renzo Barazzuol, President of Sandpiper GP Inc.

renzo@sandpipergroup.ca

or at such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Article and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not any day other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario (a Business Day), on the next following Business Day).

6.3	This Agreement and the rights and obligations of the Parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the Parties irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.
6.4	This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof. This Agreement may be amended only by a written instrument duly executed by all parties hereto. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same Agreement.
6.5	The Parties each acknowledge that: (i) it has read this Agreement in its entirety, understands this Agreement and agrees to be bound by its terms and conditions; and (ii) it is entering into this Agreement voluntarily.

[Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

FRONTFOUR CAPITAL GROUP LLC

Per:	/s/ Zachary George
Name: Zachary George
Title: Managing Member

SANDPIPER GP INC.

Per:	/s/ Renzo Barazzuol
Name: Renzo Barazzuol
Title: President